Exhibit 99.1

rYojbaba Co., Ltd. Joins Guardian Girls International (GGI) as an Official Partner for the Guardian Girls Ju-Jitsu Project

FUKUOKA, JAPAN, November 11, 2025 – rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, building on its previously announced partnership with Guardian Girls International (GGI), announced the expansion of its osteopathic clinic services on an international scale through its participation in the international women’s empowerment project, Guardian Girls Ju-Jitsu (GGJJ).

On November 4, 2025, during the World Ju-Jitsu Championship, the Ju-Jitsu International Federation (JJIF) and Guardian Girls International signed a Memorandum of Understanding (MoU) for the international project Guardian Girls Ju-Jitsu, aimed at promoting the safety and empowerment of women and girls worldwide. The project unites JJIF and GGI with the United Nations Population Fund, national governments, and educational and sports institutions, to achieve social empowerment through violence prevention, self-defense education, leadership development, and mental health care for women and girls globally.

rYojbaba will serve as GGI’s sole official partner in Asia and will play a critical role in advancing women’s health, education, and social participation under the international GGJJ project. Through its subsidiary Sakai Seikotsuin Nishi Co., Ltd. (“Sakai Seikotsuin”) and its osteopathic clinics, the Company will provide practical support for women’s safety and empowerment worldwide through the practice of judo therapy, a traditional Japanese medical art that originated from Ju-Jitsu, drawing specifically from kappō, a set of revival and healing techniques. This non-invasive treatment method focuses on restoring fractures, dislocations, sprains, and contusions by stimulating the body’s natural healing ability without surgery. As Japan’s officially licensed form of osteopathic medicine, judo therapy embodies the same “protective and restorative” philosophy that lies at the heart of the Guardian Girls Ju-Jitsu project.

The GGJJ project will serve as a new platform to showcase and deliver the Company’s osteopathic clinic practices to a new market and clientele throughout ASEAN countries. As a firm dedicated to transforming social impact into shareholder return, rYojbaba and GGI will aim to continue collaboration on ESG initiatives and serve as a bridge of intellectual and ethical infrastructure between Asia and the United States.

“Following our recent partnership with GGI, I am pleased to begin our collaboration through our participation in the Guardian Girls Ju-Jitsu project,” said rYojbaba CEO Ryoji Baba. “Our osteopathic clinics will play an essential role under this project, supporting women and girls by delivering advanced treatment and rehabilitation grounded in our judo therapy model. This initiative not only opens up opportunities to further expand our osteopathic clinics’ services on an international scale, but we are also integrating Japan’s unique medical ethics to a broader global ESG initiative. This project goes beyond traditional ESG and CSR initiatives but rather serves as a framework to combine social return on investment with shareholder value. We are honored to contribute to the GGJJ project and look forward to identifying additional opportunities to work alongside our valued partners at GGI.”

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect the current views, expectations, and assumptions of the Company regarding future events, including but not limited to the Company’s participation in the Guardian Girls International (GGI) initiative, the anticipated outcomes of the Guardian Girls Ju-Jitsu project, the international expansion of the Company’s osteopathic clinic services, and the potential social and economic impact of such activities.

Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as they are subject to a number of known and unknown risks and uncertainties. Such risks and uncertainties include, among others: the Company’s ability to execute its international expansion strategy; establish and maintain effective partnerships under the Guardian Girls Ju-Jitsu project; secure necessary regulatory approvals in foreign jurisdictions; adapt to changing market and geopolitical conditions; and sustain financial and operational performance consistent with expectations. The Company encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com